July 9, 2014

Via EDGAR

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             iRadimed Corporation
Amendment No. 1 to Registration Statement on Form S-1
(File No. 333-196875)
Filed July 9, 2014
CIK No. 00013525618

Dear Ms. Ravitz:

On behalf of iRadimed Corporation, a Delaware corporation (the “Company”, “we”, “us”, “our”), the undersigned is hereby providing the Company’s response to the Securities and Exchange Commission’s (the “Commission”) oral comment provided by Mr. Brian Soares on behalf of the Commission Staff on June 24, 2014 during a telephone conference with Mr. Anh Tran of K&L Gates LLP.  The oral comment noted that that revisions to the Company’s Registration Statement filed with the Commission on June 18, 2014 in response to Comment No. 2 in the Commission’s letter dated June 16, 2014 were made in the Use of Proceeds section starting on page 32 but were not made to the Prospectus Summary section starting on page 1.  We respectfully note the comment and have revised the disclosures in the Prospectus Summary to conform to the disclosures in the Use of Proceeds section.

Should you have any questions or require any additional information, please contact K&L Gates LLP, attention Anh Q. Tran, Esq., by phone at (310) 552-5083, by facsimile at (310) 552-5007, or by e-mail at anh.tran@klgates.com.

Sincerely,

K&L Gates LLP

/s/ Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc:                                Brian Soares, Commission
Roger Susi, Chief Executive Officer, Iradimed Corporation
Chris Scott, Chief Financial Officer, Iradimed Corporation
Leib Orlanski, K&L Gates LLP